Berkshire Global Advisors LP And Subsidiaries
(S.E.C. NO. 8-65641)

Consolidated Statement of Financial Condition
December 31, 2025
and
Independent Auditor's Report

This report is filed as a PUBLIC document in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65641

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Berkshire Global Advisors LP___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

527 Madison Avenue - 3rd Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristina Bach	914 907 4271	kristina@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP

(Name – if individual, state last, first, and middle name)

245 Park Avenue - 12th Floor	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)

9/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Bruce Cameron_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Berkshire Global Advisors LP_____, as of 12/31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Partner _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Berkshire Global Advisors LP and Subsidiaries

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Berkshire Global Advisors LP and Subsidiaries (the "Company") as of December 31, 2025, and the related notes to the consolidated statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2009.

March 31, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Berkshire Global Advisors LP and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$ 44,254,072
Client receivables (net of allowance for credit losses of $38,950)	1,752,003
Securities owned, at fair value	3,181,685
Prepaid expenses	1,766,325
Due from partners	549,600
Rental deposits	95,886
Operating lease right of use assets (net of accumulated amortization of $3,656,209)	2,558,399
Fixed assets, net	824,727
	$ 54,982,697

LIABILITIES AND PARTNERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 1,381,606
Deferred revenue	916,930
Profit sharing and bonuses payable	25,905,144
Distributions payable	7,452,365
Operating lease liabilities	2,838,725
Total Liabilities	38,494,770
Partners' equity	16,487,927
	$ 54,982,697

See accompanying notes to the consolidated statement of financial condition.

1. Organization

Berkshire Global Advisors LP (the "Company"), a limited partnership, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company conducts its investment banking business at offices in New York, San Francisco, London (United Kingdom) and Sydney (Australia). Berkshire Global Advisors Limited (the "U.K. Subsidiary"), its wholly-owned United Kingdom subsidiary, and Berkshire Global Advisors Pty Ltd (the "AU Subsidiary"), its wholly-owned Australian subsidiary, conduct investment banking activities from their offices in London and Sydney.

The Company does not claim an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in reliance on Footnote 74 of the SEC Release No. 34-70073.

2. Significant Accounting Policies

Principles of Consolidation

The Consolidated Statement of Financial Condition includes the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation and Use of Estimates

The accompanying Consolidated Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less, at the time of purchase, to be cash equivalents. The Company participates in an automatic FDIC- insured deposit sweep program that uses multiple banks in order to maximize FDIC protection with respect to its uninvested cash balances. As of December 31, 2025, the Company had a balance that exceeded the FDIC insurance limit at one bank, which balance exceeded the insurance limit by $250,000.

Fixed Assets

Furniture, equipment and leasehold improvements are stated at cost. Maintenance and repairs are charged to operations. Depreciation expense is calculated using the straight-line method over the respective assets' estimated useful lives. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease term. The useful lives are as follows:

Office equipment	5-7 years
Furniture and fixtures	7 years
Leasehold improvements	3-10 years

2. **Significant Accounting Policies (continued)**

Revenue Recognition

The Company recognizes revenue in a manner that depicts the delivery of services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those services. The Company uses a five-step model to (a) identify the contract(s) with customers, (b) identify the performance obligations in the contracts, (c) determine transaction prices, (d) allocate the transaction prices to the performance obligations in the contracts, and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

As of December 31, 2025, the Company has client receivables of $1,752,003, which is net of an allowance for credit losses of $38,950.

For the year ended December 31, 2025, the Company has deferred $916,930 in revenue related to open contracts for which it has received compensation but for which the Company's performance obligations have not yet been satisfied.

Foreign Currency Translation

Assets and liabilities of the U.K. Subsidiary and AU Subsidiary are in U.K. pounds sterling and Australian dollars, respectively, and are translated at year-end exchange rates. Accumulated comprehensive loss at December 31, 2025 aggregated $740,076, which is included in partners' equity.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. The Company does not record a federal income tax provision because its partners report their share of the Company's income or loss in their personal federal income tax returns.

The Company is subject to New York City unincorporated business tax, which is imposed on entities conducting business in New York City ("NYC UBT").

The U.K. Subsidiary and AU Subsidiary are disregarded entities for U.S. tax purposes and therefore their operations are consolidated with the Company's operations for U.S. income tax reporting purposes. The U.K. Subsidiary is a limited company incorporated in the United Kingdom ("U.K.") and is subject to corporation tax requirements of the U.K. Government's His Majesty's Revenue and Customs, whose tax is based on profits of limited companies. The AU Subsidiary is a proprietary limited company incorporated in Australia and is subject to corporation tax requirements of the Australian Government, whose company tax is based on net profits.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09). ASU 2023-09 establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company has evaluated the impact of ASU 2023-09 and determined that it did not have a material impact on the financial statement disclosures.

2. Significant Accounting Policies (continued)

Accounting for Uncertainty in Income Taxes

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. The Company is no longer subject to U.S. federal and state income tax examinations for periods prior to 2021. The U.K. Subsidiary is no longer subject to U.K. tax examinations for periods prior to 2020. The AU Subsidiary is no longer subject to Australia tax examinations for periods prior to 2020.

Lease Accounting

The Company, in accordance with ASU 2016-02, recognizes assets and liabilities on its Consolidated Statement of Financial Condition related to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. The operating lease right of use assets are amortized to expense over the life of the leases and the operating lease liabilities are reduced as lease payments are made over the life of the leases. See Note 10 for further information.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the Consolidated Statement of Financial Condition through the date that the Consolidated Statement of Financial Condition was available to be issued, which date is March 31, 2026.

There were no events that require disclosure or adjustment to the Consolidated Statement of Financial Condition.

3. Segment Reporting

The Company currently operates in one reportable business segment which represents principally all of the Company's activity as a securities broker-dealer. The Company focuses on investment banking and derives its revenue from completion, advisory and valuation fees earned from providing financial advisory services in connection with proposed mergers, acquisitions or financial restructurings. Substantially all of the Company's assets and liabilities, consisting principally of cash and cash equivalents, client receivables, investments, property, plant and equipment, compensation payable and accounts payable, are generated by or support this reportable business segment.

The Company has identified its Management Committee as the chief operating decision maker ("CODM"). The CODM uses revenue and various key performance metrics to evaluate the results of the business and to manage the profitability of the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy and liquidity for operations. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole.

4. Fair Value Measurements/Securities Owned at Fair Value

The Company, in accordance with U.S. GAAP, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

   a.   Quoted prices for similar assets or liabilities in active markets
   b.   Quoted prices for identical or similar assets or liabilities in markets that are not active
   c.   Inputs other than quoted prices that are observable for the asset or liability
   d.   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information, without undue cost and effort, indicates that market participants would use different assumptions.

Level 1 assets consist of investments in a money market fund valued at $7,372 and short-term United States Treasury Bills valued at $3,069,313. The money market fund and the short-term United States Treasury Bills, which mature within three months at the time of purchase, are included in securities owned in the accompanying Consolidated Statement of Financial Condition.

4. Fair Value Measurements/Securities Owned at Fair Value (continued)

Level 3 assets consist of a private equity investment valued at $105,000 based on the Company's methodology, which is to compare the investment to similar entities which are publicly traded and then to apply a discount, in this case 50%, to that valuation based on lack of marketability, smaller size, less diversification of revenues and earnings, heightened level of key man risk, and other factors. Because of the inherent uncertainty of this valuation methodology, the estimated fair value of this investment may differ significantly from its valuation had a ready market for such an investment existed. There were no purchases, sales, gains or losses, or transfers in or out of Level 3 of the fair value hierarchy during the year ended December 31, 2025.

There were no changes in valuation approach or technique during the year ended December 31, 2025.

5. Net Capital

The Company is subject to the Uniform Net Capital Rule of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company's net capital is reported on an unconsolidated basis that uses the equity method to value its subsidiaries.

At December 31, 2025, the Company had net capital of approximately $10,800,000, which was approximately $8,700,000 in excess of its required net capital of approximately $2,100,000. The Company's net capital ratio was approximately 2.95 to 1.

6. Related Party Transactions

For the year ended December 31, 2020, the Company recorded loans receivable from partners of $1,261,356 related to the purchase of 4,375 units of partnership interest. These loans matured on December 31, 2024, and as of December 31, 2025 all principal and interest related to these notes has been repaid. For the year ended December 31, 2021, a partner purchased an additional 300 units of partnership interest with a $73,902 loan from the Company. This loan receivable matured on December 31, 2025, and the remaining principal and interest payment of $18,803 is included in Due from partners on the Consolidated Statement of Financial Condition. For the year ended December 31, 2025, the Company recorded loans receivable from partners of $199,649 related to the purchase of 444 units of partnership interest. These loans mature on December 31, 2029 and require principal payments equal to 25% of the original principal amount, plus accrued interest, on each of December 31, 2026, December 31, 2027, December 31, 2028, and December 31, 2029. As of December 31, 2025, the accrued interest of $7,060 is included in Due from partners on the Consolidated Statement of Financial Condition. The principal balance outstanding as of December 31, 2025 is $199,649, and is netted against partners' equity. The Company also recorded a receivable of $149,737 for the purchase of an additional 333 units of partnership interest as of December 31, 2025.

6. **Related Party Transactions (continued)**

Interest is accruing on the unpaid principal at an annual rate of 3.50% or as otherwise required by the governing jurisdiction.

Additionally, at December 31, 2025, the Company had $374,000 of receivables due from partners related to non-resident income tax and other state withholding taxes that the Company had paid on their behalf.

On December 31, 2025, the Company wrote off a receivable from an affiliated unit holder due to the dissolution of the affiliate. .

7. **Fixed Assets, Net**

Fixed assets consisted of the following at December 31, 2025:

Office equipment	$ 1,049,629
Furniture and fixtures	1,416,485
Leasehold improvements	406,964
	2,873,078
Accumulated depreciation	(2,048,351)
	$ 824,727

8. **Equity Participation Program and Capital Interest**

The Company has an equity participation program ("EPP") for key employees ("participants"). Under the terms of the EPP, participants may be eligible on an annual basis to allocate a portion of their compensation or at the discretion of the Company's compensation committee to purchase newly issued units of partnership interest from the Company. The price of units purchased under the EPP is calculated annually based on the Company's earnings over the last three years and year-end book value. As part of this program, the Company can also compel certain shareholders to sell units to the Company at the same price as the newly issued units issued to employees under the EPP.

At December 31, 2025, partners' equity totaled $16,487,927. At that date, the Company had 51,655 units of partnership interest outstanding, which amount reflected the 2025 activity including (a) sales to members of 888 units of partnership interest pursuant to the EPP, and (b) grants of 444 units of partnership interest as compensation. These granted units vest in equal amounts on December 31, 2030, December 31, 2031, and December 31, 2032. Included in the sales of units members were 444 units that were financed with promissory notes from the Company. These promissory notes were recorded as $199,649 of loans receivable netted against partners' equity on the Consolidated Statement of Financial Condition.

For the year ended December 31, 2021, the Company granted 750 units of partnership units vesting in equal amounts on December 31, 2026, December 31, 2027 and December 31, 2028. During 2020, the Company granted 3,825 units of partnership interest that vest in equal amounts on December 31, 2025, December 31, 2026, and December 31, 2027.

9. **Financial Instruments and Credit Risk Concentration**

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, securities and client receivables. At times, cash balances exceed the Federal Deposit Insurance Corporation's insurable limit. This potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts. The Company does not have a material concentration of credit risk with respect to client receivables, due to their generally short payment terms.

10. **Commitments and Contingencies**

The Company maintains offices in New York City, San Francisco, London and Sydney. The following table reflects operating lease right of use assets, liabilities, remaining obligations and termination dates as of December 31, 2025 for each of the offices with lease agreements with an initial term in excess of twelve months.

Office	Right of Use Assets	Liabilties	Remaining Obligations	Lease Termination
New York City	$ 2,240,144	$ 2,514,355	$ 2,876,749	February 2029
London	211,656	210,952	222,389	August 2028
Sydney	106,600	113,418	117,535	January 2027
	$ 2,558,400	$ 2,838,725	$ 3,216,673	

Maturities under lease liabilities under non-cancellable operating leases as of December 31, 2025 are as follows:

2026	1,103,063
2027	1,003,539
2028	958,664
2029	151,408
Thereafter	-
Total undiscounted lease payments	3,216,673
Less: imputed interest	(377,948)
Total lease liabilities	$ 2,838,725

To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the lease based upon current bank financing rates. The weighted-average remaining lease term is 3 years. The weighted-average discount rate in connection with the Company's operating lease liabilities is 8.0%.

The Company maintains an irrevocable stand-by letter of credit as security under its New York City lease.

10. Commitments and Contingencies (continued)

The Company's London office lease contains an obligation for the Company to return the premises to its original condition. The Company has reviewed its obligation under this provision and has recognized a $33,628 liability based on the Company's best estimate of the obligation. The obligation has been included in accounts payable and accrued expenses on the consolidated statement of financial condition.

* * * *